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                                                                  EXHIBIT (g)(4)



FOR IMMEDIATE RELEASE

Contacts:        Robert J. Shiver, Chairman and CEO    Joel Pomerantz
                 Intek Global Corporation              The Dilenschneider Group
                 (212) 949-4200                        (212) 922-0900


           TENDER OFFER AND MERGER PRICE EXPECTED TO BE INCREASED IN
                     SETTLEMENT OF SHAREHOLDER LITIGATION

         NEW YORK CITY, July 8, 1999--Intek Global Corporation (NASDAQ: IGLC), an international provider of spectrum-efficient wireless technology, products, and services, today announced that the tender offer and merger price for the outstanding shares of Intek Global by Securicor plc is expected to be increased from $2.75 cash per share to $3.0125 cash per share, as described below.

         A Memorandum of Understanding regarding a proposed settlement of three class action lawsuits related to the tender offer and merger has been entered into by the parties in these lawsuits. The settlement is subject to the right of plaintiffs to withdraw following completion of two depositions scheduled to occur prior to July 10, 1999. If plaintiffs do not withdraw, then the tender offer price will be increased, a revised merger agreement will be entered into, and a definitive settlement agreement will be executed subject to court approval.

         The tender offer commenced on June 16 and is currently scheduled to expire on July 14. If plaintiffs do not withdraw from the settlement, then the expiration date of the tender offer will be extended, and an amended Offer to Purchase will be distributed to shareholders.

         The Company, each of its directors, and Securicor have denied any wrongdoing whatsoever, and agreed to the settlement of these class actions to eliminate the burden and expense of further litigation and to permit the tender offer and the merger to proceed without risk of injunctive or other relief.

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         "Safe Harbor" statement under the Private Securities Litigation Reform
Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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